Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi and Regeneron strongly disagree with verdict upholding three of five Amgen U.S. patent claims relating to PCSK9 antibodies

*	Praluent® (alirocumab) continues to be available in the U.S.

PARIS and TARRYTOWN, NY – February 25, 2019 - Sanofi and Regeneron Pharmaceuticals Inc. announced they strongly disagree with certain aspects of today’s jury verdict from the U.S. District Court for the District of Delaware. The jury upheld the validity of three of the five asserted claims of two Amgen U.S. patents covering antibodies targeting PCSK9 (proprotein convertase subtilisin/kexin type 9). The jury agreed with Sanofi and Regeneron for two of the five asserted claims, finding they were invalid based on lack of written description. The verdict does not impact U.S. physicians’ and patients’ access to Praluent® (alirocumab).

“We are disappointed in today’s verdict,” said Karen Linehan, Executive Vice President and General Counsel, Sanofi. “It is our longstanding belief that all of Amgen’s asserted U.S. patent claims are invalid and we believe the law and the facts support our positions.”

Sanofi and Regeneron intend to file post-trial motions with the District Court over the next few months, seeking to overturn the jury verdict and also requesting a new trial. In addition, if necessary, the companies plan to appeal to the Court of Appeals for the Federal Circuit. On February 8, 2019, the District Court dismissed Amgen’s claim for willful infringement.

“We will continue to vigorously defend our positions against Amgen’s overly broad patent claims,” said Joseph LaRosa, Executive Vice President, General Counsel and Secretary, Regeneron. “We are considering our next steps in this important case and continue to believe in the differentiated clinical profile of Praluent.”

About Praluent

Praluent® (alirocumab) inhibits the binding of PCSK9 to the low-density lipoprotein (LDL) receptor and thereby increases the number of available LDL receptors on the surface of liver cells to clear LDL, which lowers LDL-C levels in the blood. Praluent was developed by Regeneron and Sanofi under a global collaboration agreement.

Praluent is approved in more than 60 countries worldwide, including the EU, U.S., Japan, Canada, Switzerland, Mexico and Brazil. In the U.S., Praluent is approved for use as an adjunct to diet and maximally tolerated statin therapy for the treatment of adults with heterozygous familial hypercholesterolemia (HeFH) or clinical atherosclerotic cardiovascular disease (ASCVD) who require additional lowering of LDL-C.

In the EU, Praluent has been initially approved for the treatment of adult patients with primary hypercholesterolemia (HeFH and non-familial) or mixed dyslipidemia as an adjunct to diet: a) in combination with a statin, or statin with other lipid-lowering therapies in patients unable to reach their LDL-C goals with the maximally-tolerated statin or b) alone or in combination with other lipid-lowering therapies for patients who are statin intolerant, or for whom a statin is contraindicated.

This medicinal product is subject to additional monitoring. This will allow quick identification of new safety information. Healthcare professionals are asked to report any suspected adverse reactions. The effect of Praluent on cardiovascular morbidity and mortality has not been determined.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neuromuscular diseases, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact
Nicolas Kressmann

Tel: +1 (732) 532-5318

nicolas.kressmann@sanofi.com

Regeneron Media Relations Contact

Sarah Cornhill

Tel: +1 (914) 847-5018

sarah.cornhill@regeneron.com

Sanofi Investor Relations Contact George Grofik Tel: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Mark Hudson Tel: +1 (914) 847-3482 mark.hudson@regeneron.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the absence of guarantee that the product will be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic conditions, as well as those risks discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, risks associated with intellectual property of other parties and pending or future litigation relating thereto, including the patent litigation discussed in this press release, the ultimate outcome of such litigation, and the impact it may have on Regeneron’s business, prospects, operating results, and financial condition; the likelihood of success of any post-trial motions or other appeals relating to the jury verdict discussed in this press release; the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Praluent® (alirocumab) Injection; uncertainty of market acceptance and commercial success of Regeneron’s products (such as Praluent) and product candidates; the availability and extent of reimbursement of the Company’s products (such as Praluent) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products; unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Praluent), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, including without limitation Praluent; the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; competing drugs and product candidates that may be superior to

Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; and the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2018. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).